UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CARDIFF ONCOLOGY, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

 (Title of Class of Securities)

14147L108

 (CUSIP Number)

August 19, 2020

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14147L108	13G	Page 2 of 8 Pages

NAMES OF REPORTING PERSONS
Opaleye Management Inc.

1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-5648796

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
2	(b) [ ]
SEC USE ONLY

3
CITIZENSHIP OR PLACE OF ORGANIZATION

4	Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		SOLE VOTING POWER

	5	0
		SHARED VOTING POWER

	6	1,248,000
		SOLE DISPOSITIVE POWER

	7	0
		SHARED DISPOSITIVE POWER

	8	1,248,000

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9	1,248,000
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

10	[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11	5.37%*
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12	CO

* Based upon 23,227,893 shares of common stock issued and outstanding as of August 6, 2020 reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on August 11, 2020. This calculation does not include the exercise or conversion of outstanding securities of the Company.

CUSIP No. 14147L108	13G	Page 3 of 8 Pages

NAMES OF REPORTING PERSONS
1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Opaleye, L.P.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
2	(b) [ ]
SEC USE ONLY

3
CITIZENSHIP OR PLACE OF ORGANIZATION

4	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		SOLE VOTING POWER

	5	0
		SHARED VOTING POWER

	6	1,248,000
		SOLE DISPOSITIVE POWER

	7	0
		SHARED DISPOSITIVE POWER

	8	1,248,000

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9	1,248,000
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

10	[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11	5.37% *
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12	PN

* Based upon 23,227,893 shares of common stock issued and outstanding as of August 6, 2020 reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on August 11, 2020. This calculation does not include the exercise or conversion of outstanding securities of the Company.

CUSIP No. 14147L108	13G	Page 4 of 8 Pages

NAMES OF REPORTING PERSONS
1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Silverman
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
2	(b) [ ]
SEC USE ONLY

3
CITIZENSHIP OR PLACE OF ORGANIZATION

4	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		SOLE VOTING POWER

	5	0
		SHARED VOTING POWER

	6	1,248,000
		SOLE DISPOSITIVE POWER

	7	0
		SHARED DISPOSITIVE POWER

	8	1,248,000

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9	1,248,000
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

10	[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11	5.37% *
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12	IN

* Based upon 23,227,893 shares of common stock issued and outstanding as of August 6, 2020 reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on August 11, 2020. This calculation does not include the exercise or conversion of outstanding securities of the Company.

CUSIP No. 14147L108	13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

The name of the issuer is Cardiff Oncology, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 11055 Flintkote Avenue, San Diego, California 92121.

Item 2(a).	Name of Person Filing.

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons” with respect to the shares of common stock of the Company:

Opaleye Fund

Opaleye, L.P. (the “Opaleye Fund”), a private fund formed in the state of Delaware.

Investment Manager

Opaleye Management Inc. (the “Investment Manager”), with respect to the shares of common stock held by the Opaleye Fund, a private fund to which the Investment Manager serves as investment manager. The Investment Manager also serves as a portfolio manager for a separate managed account (the “Managed Account”) and may be deemed to indirectly beneficially own securities owned by the Managed Account. The Investment Manager disclaims beneficial ownership of the shares held by the Managed Account.

Reporting Individual

Mr. James Silverman (the “Reporting Individual”), with respect to the shares of common stock held by the Opaleye Fund. Mr. Silverman is the President of the Investment Manager.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

One Boston Place, 26th Floor
Boston, Massachusetts 02108

Item 2(c).	Citizenship.

Citizenship is set forth in Row 4 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	Title of Class of Securities.

Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number.

14147L108

CUSIP No. 14147L108	13G	Page 6 of 8 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4. Ownership.

(a)	Amount beneficially owned:

Opaleye Management Inc. — 1,248,000 shares of common stock*
Opaleye, L.P. — 1,248,000 shares of common stock*
James Silverman — 1,248,000 shares of common stock*

* Includes 48,000 shares of common stock held by the Managed Account

(b)	Percent of class:

Opaleye Management Inc. — 5.37%**
Opaleye, L.P. — 5.37%**
James Silverman — 5.37%**

** Based upon 23,227,893 shares of common stock issued and outstanding as of August 6, 2020 reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on August 11, 2020. This calculation does not include the exercise or conversion of outstanding securities of the Company.

CUSIP No. 14147L108	13G	Page 7 of 8 Pages

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

Opaleye Management Inc. — 0 shares
Opaleye, L.P. — 0 shares
James Silverman — 0 shares

	(ii)	Shared power to vote or to direct the vote:

Opaleye Management Inc. — 1,248,000 shares of common stock*
Opaleye, L.P. — 1,248,000 shares of common stock*
James Silverman — 1,248,000 shares of common stock*

* Includes 48,000 shares of common stock held by the Managed Account

(iii)	Sole power to dispose or to direct the disposition of:

Opaleye Management Inc. — 0 shares
Opaleye, L.P. — 0 shares
James Silverman — 0 shares

(iv)	Shared power to dispose or to direct the disposition of:

Opaleye Management Inc. — 1,248,000 shares of common stock*
Opaleye, L.P. — 1,248,000 shares of common stock*
James Silverman — 1,248,000 shares of common stock*

* Includes 48,000 shares of common stock held by the Managed Account

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 14147L108	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2020	By:	/s/ James Silverman
James Silverman

Opaleye, L.P.

Date: August 28, 2020	By:	/s/ James Silverman
	Name:	James Silverman
	Title:	Managing Member of Opaleye GP LLC, the General Partner of Opaleye, L.P.

Opaleye Management Inc.

Date: August 28, 2020	By:	/s/ James Silverman
	Name:	James Silverman
	Title:	President

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated August 28, 2020, is entered into by and among Opaleye Management Inc., a Massachusetts corporation, Opaleye, L.P., a Delaware limited partnership and James Silverman, an individual (collectively referred to herein as (the “Filers”). Each of the Filers may be required to file with the U.S. Securities and Exchange Commission a statement on Schedule 13G with respect to shares of common stock, $0.0001 par value per share, of Cardiff Oncology, Inc. beneficially owned by them from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

DATED: August 28, 2020

By:	/s/ James Silverman
James Silverman

Opaleye, L.P.

By:	/s/ James Silverman
Name:	James Silverman
Title:	Managing Member of Opaleye GP LLC, the General Partner of Opaleye, L.P.

Opaleye Management Inc.

By:	/s/ James Silverman
Name:	James Silverman
Title:	President